UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

HELLENIC SOLUTIONS CORPORATION

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(Name of Issuer)

Ordinary Shares, par value $0.00345728 per share

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(Title of Class of Securities)

G44470105

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(CUSIP Number)

Joseph Rozelle

Access America Fund, LP

800 Town & Country Boulevard

Houston, TX 77042

(713) 600-8888

--------------------------------------------------------------------------------

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

October 25, 2011

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(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of  §§ 240.13d-1(e), 240.13d-1(f) or

240.13d-1(g), check the following box.  [    ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240. 13d-7 for other parties to whom copies are to be sent.

(*)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  G44470105

SCHEDULE 13D

1

NAMES OF REPORTING PERSONS:  Access America Fund, LP

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

75-3217182

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)   [   ]

(b)   [X]

3

SEC USE ONLY

4

SOURCE OF FUNDS (See Instructions)

OO

5

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) or 2(E)

        [  ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER 34,384,272
NUMBER OF SHARES	8	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		34,384,272
WITH

10

SHARED DISPOSITIVE POWER

0

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

34,384,272

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

      [X]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

65.3%*

14

TYPE OF REPORTING PERSON (See Instructions)

PN

CUSIP No.   G44470105

SCHEDULE 13D

1

NAMES OF REPORTING PERSONS:  Access America Investments, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

42-1707240

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [   ]

(b)  [X]

3

SEC USE ONLY

4

SOURCE OF FUNDS (See Instructions)

OO

5

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) or 2(E)

        [    ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER 34,384,272
NUMBER OF SHARES	8	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		34,384,272
WITH

10

SHARED DISPOSITIVE POWER

0

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

34,384,272

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

        [X]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

65.3%*

14

TYPE OF REPORTING PERSON (See Instructions)

PN

CUSIP No.  G44470105

SCHEDULE 13D

1

NAMES OF REPORTING PERSONS:  Christopher H. Efird

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [   ]

(b)  [X]

3

SEC USE ONLY

4

SOURCE OF FUNDS (See Instructions)

OO

5

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) or 2(E)

        [   ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER 34,384,272
NUMBER OF SHARES	8	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		34,384,272
WITH

10

SHARED DISPOSITIVE POWER

0

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

34,384,272

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

        [X]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

65.3%*

14

TYPE OF REPORTING PERSON (See Instructions)

PN

ITEM 1.

SECURITY AND ISSUER

The title and class of equity securities to which this Schedule 13D relates is Ordinary Shares, par value $.00345728 per share (the “Ordinary Shares”), of Hellenic Solutions Corporation, a company organized under the laws of the Cayman Islands (the “Issuer”). The address of the principal executive offices of the Issuer is G. Mitsaki, 30, Porto Rafti, 19003 Greece.

.

ITEM 2.

IDENTITY AND BACKGROUND

This statement is being filed by: Access America Fund, LP, Access America Investments, LLC, Christopher Efird (the “Reporting Persons”)

The address of the Reporting Persons is 800 Town & Country Boulevard, Suite 420, Houston, TX 77042

The principal business of Access America Fund, LP is that of a private investment entity engaging in the purchase and sale of securities.

Access America Investments, LLC is the general partner of Access America Fund, LP.  The managing member of Access America Investments, LLC is Christopher Efird. Mr. Efird is the only controlling member of Access America Investments, LLC

None of the Reporting Persons has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons has, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Access America Fund, LP is a Delaware Limited Partnership.

Access America Investments, LLC is a Delaware Limited Liability Corporation

Christopher Efird is a United States citizen.

ITEM 3.

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

The ultimate source of the funds invested by Access America Fund, LP was and is capital contributions of the partners of Access America Fund, LP and/or investment proceeds thereof.

ITEM 4.

PURPOSE OF THE TRANSACTION.

Access America Fund, LP acquired the Ordinary Shares for investment purposes in the ordinary course of its business of investing in securities. It is the Reporting Persons’ intention to further purchase, or to sell, lend, vote, dispose or otherwise deal in the Issuer’s securities in all cases at times and in such manner as they deem advisable in pursuit of their investment purposes as determined in light of then-current market conditions, Issuer developments and other circumstances.

To evaluate such alternatives, the Reporting Persons take into consideration, among other factors, the Issuer’s prospects, capital structure, operations, management and strategic opportunities or potential transactions in the Ordinary Shares and discuss such matters with the Issuer’s management. The Reporting Persons are also engaged in the discussion of such matters with other Issuer shareholders, industry analysts, investment and financing firms, existing or potential strategic partners or acquirers and customers. In the course of such discussions, the Reporting Persons may suggest or express a view with respect to potential changes in the Issuer’s operations, management, Board of Directors, governance, ownership or capital structure. In addition, as a result of such discussions, market conditions or further developments or actions of the Issuer, the Reporting Persons may change their intentions or Ordinary Share ownership stated herein, exercise certain shareholder rights under state of federal law, or make proposals and take actions that could change or influence the management, capital structure, Board of Directors, or ownership of the Issuer. Such actions may involve one or more of the events referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.  Nothing herein shall be construed as limiting the scope of actions or alternatives that the Reporting Persons may consider or discuss from time to time, or the course of action, if any, that the Reporting Persons may ultimately pursue.

Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intentions with respect to any or all of the matters referred to in this Statement.

ITEM 5.

INTEREST IN SECURITIES OF THE ISSUER

Access America Fund, LP is the beneficial owner of 34,384,272 Ordinary Shares of the Issuer.  Based on estimates of shares outstanding of the Issuer based upon the Form S-1/A filed by the Issuer on February 10, 2011 that states that the Issuer had an aggregate of 21,133,481 Ordinary Shares outstanding as of September 30, 2010 plus the 18,500,000 shares received in the conversion of notes, plus the 13,000,000 shares that would be received in the conversion of notes that are convertible within 60 days, the Reporting Persons may be deemed to collectively own approximately 65.3% of the Issuer’s Ordinary Shares. By virtue of his position with Access America Investments, LLC, Mr. Efird has the sole power to vote and dispose of the Ordinary Shares owned by the Reporting Persons.

ITEM 6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR

RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Based on an agreement with the Company in connection with a financing that occurred in February, 2010, Access America Fund, LP may be eligible to receive an additional 3,807,926 Ordinary Shares of the Issuer from certain founders of the Issuer if the Issuer does not meet certain performance targets agreed to in the financing documents.  Such targets are based on audited 2010 financial results, which the Issuer has not yet produced.  Access America Fund, LP does not believe that these shares will be available to it in the next 60 days, if ever.

ITEM 7.

MATERIAL TO BE FILED AS EXHIBITS.

The Agreement to Jointly File Schedule 13D by and among Access America Fund, LP, Access America Investments, LLC, and Christopher Efird is attached as Exhibit A hereto.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and accurate.

Dated: _________________

Access America Fund, LP

By: /s/ Christopher Efird
Name: Christopher Efird
Title: Managing Member of the General Partner

Access America Investments, LLC

By: /s/ Joseph Rozelle
Name: Joseph Rozelle
Title: Chief Financial Officer

By: /s/ Christopher Efird
Christopher Efird

EXHIBIT INDEX

EXHIBIT REFERENCE

DESCRIPTION

A

Agreement to Jointly File Schedule 13D

EXHIBIT A

AGREEMENT TO JOINTLY FILE SCHEDULE 13D

AGREEMENT dated as of October 24, 2011 by and among Access America Fund, LP, Access America Investments, LLC, and Christopher Efird  (collectively, the “Reporting Persons”).

WHEREAS, pursuant to paragraph (k) of Rule 13d-1 promulgated under Subsection 13(d)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons hereto have decided to satisfy their filing obligations under the Exchange Act by a single joint filing:

NOW, THEREFORE, the Reporting Persons hereby agree as follows:

1.

The Schedule 13D with respect to Hellenic Solutions Corporation, to which this is attached as Exhibit A, is filed on behalf of each of the Reporting Persons.

2.

Each Reporting Person is responsible for the completeness and accuracy of the information concerning such Reporting Person contained therein.

IN WITNESS WHEREOF, the undersigned hereunto set their hands as of the date first above written.

Access America Investments, LLC

By: /s/ Joseph Rozelle
Name: Joseph Rozelle
Title: Chief Financial Officer

Access America Fund, LP

By: /s/ Christopher Efird
Name: Christopher Efird
Title: Managing Member of the General Partner

By: /s/ Christopher Efird
Christopher Efird